Infosys®

POWERED BY INTELLECT
DRIVEN BY VALUES

May 14, 2016

Dear member,

You are cordially invited to attend the 35th Annual General Meeting of the members of Infosys Limited ('the Company') to be held on Saturday, June 18, 2016 at 3:00 p.m. IST at the Christ University Auditorium, Hosur Road, Bangalore 560 029, Karnataka, India.

The Notice of the meeting, containing the business to be transacted, is enclosed herewith. As per Section 108 of the Companies Act, 2013, read with the related Rules and Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Company is pleased to provide its members the facility to cast their vote by electronic means on all resolutions set forth in the Notice. The instructions for e-voting are enclosed herewith.

Very truly yours,

R. Seshasayee
Chairman of the Board

Enclosures:
1. Notice to the 35th Annual General Meeting (AGM)
2. Instructions for e-voting
3. Proxy form
4. Attendance slip

Note: Attendees who are differently abled and require assistance at the AGM are requested to contact:
Bhawesh Kumar, Regional Head - Facilities, Infosys Limited, Electronics City, Hosur Road, Bangalore 560 100, India, Tel: 91 80 39802035 Ext: 2035, Mobile: 91 98451 80174

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
Electronics City, Hosur Road
Bangalore 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Notice to the 35th Annual General Meeting

Notice is hereby given that the 35th Annual General Meeting (AGM) of the members of Infosys Limited will be held on Saturday, June 18, 2016, at 3:00 p.m. IST at the Christ University Auditorium, Hosur Road, Bangalore 560 029, Karnataka, India, to transact the following business:

Ordinary business

Item no. 1 – Adoption of financial statements

To consider and adopt the audited financial statements (including the consolidated financial statements) of the Company for the financial year ended March 31, 2016 and the reports of the Board of Directors ('the Board') and Auditors thereon.

Item no. 2 – Declaration of dividend

To declare a final dividend of ₹ 14.25 per equity share and to approve the interim dividend of ₹10.00 per equity share, already paid during the year, for the year ended March 31, 2016.

Item no. 3 – Appointment of Dr. Vishal Sikka as a director liable to retire by rotation

To appoint a director in place of Dr. Vishal Sikka (DIN: 06897177), who retires by rotation and, being eligible, seeks re-appointment.

Explanation: Under the terms of their appointment, both of our executive directors are subject to retirement by rotation. Last year, U. B. Pravin Rao was subjected to retirement by rotation and was re-appointed by shareholders. Dr. Vishal Sikka was appointed as whole-time director liable to retire by rotation on June 14, 2014 and as the Chief Executive Officer and Managing Director from August 1, 2014 to June 13, 2019, which was approved at the extraordinary general meeting held on July 30, 2014. Dr. Vishal Sikka was thereafter appointed as Chief Executive Officer and Managing Director under modified terms of appointment until March 31, 2021, which was approved by shareholders pursuant to postal ballot on March 31, 2016.

To the extent that Dr. Vishal Sikka is required to retire by rotation, he would need to be re-appointed as a whole-time director.

Therefore, shareholders are requested to consider and, if thought fit, to pass with or without modification(s), the following resolution as an ordinary resolution:

Resolved that pursuant to the provisions of Section 152 read with Schedule IV and other applicable provisions, if any, of the Companies Act, 2013, the approval of the members of the Company be, and is hereby accorded to the re-appointment of Dr. Vishal Sikka (DIN: 06897177) as a whole-time director, to the extent that he is required to retire by rotation.

Item no. 4 – Appointment of auditors

To ratify the appointment of the auditors of the Company, and to fix their remuneration and to pass the following resolution as an ordinary resolution:

Resolved that, pursuant to Section 139, 142 and other applicable provisions of the Companies Act, 2013 and the Rules made thereunder, as amended from time to time, pursuant to the recommendations of the audit committee of the Board of Directors, and pursuant to the resolution passed by the members at the AGM held on June 14, 2014, the appointment of B S R & Co. LLP, Chartered Accountants (LLP registration No. AAB 8181) as the auditors of the Company to hold office till the conclusion of the next AGM be and is hereby ratified and that the Board of Directors be and is hereby authorized to fix the remuneration payable to them for the financial year ending March 31, 2017, as may be determined by the audit committee in consultation with the auditors, and that such remuneration may be paid on a progressive billing basis as may be agreed upon between the auditors and the Board of Directors.

Registered office:
Electronics City, Hosur Road
Bangalore 560 100
India

by order of the Board of Directors
for Infosys Limited

A. G. S. Manikantha
Company Secretary

April 15, 2016

Notes

1. A MEMBER ENTITLED TO ATTEND AND VOTE AT THE AGM IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE IN THE MEETING INSTEAD OF HIMSELF / HERSELF, AND THE PROXY NEED NOT BE A MEMBER OF THE COMPANY. A person can act as a proxy on behalf of not exceeding 50 members and holding in aggregate not more than 10% of the total share capital of the Company.
2. Corporate members intending to send their authorized representatives to attend the meeting are requested to send a certified copy of the Board resolution to the Company, authorizing their representative to attend and vote on their behalf at the meeting.
3. The instrument appointing the proxy, duly completed, must be deposited at the Company's registered office not less than 48 hours before the commencement of the meeting (on or before June 16, 2016, 3:00 p.m. IST). A proxy form for the AGM is enclosed.
4. During the period beginning 24 hours before the time fixed for the commencement of the meeting and ending with the conclusion of the meeting, a member would be entitled to inspect the proxies lodged at any time during the business hours of the Company, provided that not less than three days of notice in writing is given to the Company.
5. Members / proxies / authorized representatives should bring the duly filled Attendance Slip enclosed herewith to attend the meeting.
6. The Register of Directors and Key Managerial Personnel and their shareholding, maintained under Section 170 of the Companies Act, 2013, will be available for inspection by the members at the AGM.
7. The Register of Contracts or Arrangements in which the directors are interested, maintained under Section 189 of the Companies Act, 2013, will be available for inspection by the members at the AGM.
8. The Register of Members and Share Transfer Books will remain closed on June 11, 2016 for the purpose of payment of the final dividend for the financial year ended March 31, 2016 and the AGM.
9. Subject to the provisions of the Companies Act, 2013, dividend as recommended by the Board of Directors, if declared at the meeting, will be paid within a period of 30 days from the date of declaration, to those members whose names appear on the Register of Members as on June 11, 2016. The final dividend is ₹ 14.25 per equity share.
10. Members whose shareholding is in electronic mode are requested to direct change of address notifications and updates of savings bank account details to their respective Depository Participant(s). Members are encouraged to utilize the Electronic Clearing System (ECS) for receiving dividends.
11. Members are requested to address all correspondence, including dividend-related correspondence, to the Registrar and Share Transfer Agents, Karvy Computershare Private Limited, Unit: Infosys Limited, Karvy Selenium Tower B, Plot 31-32, Gachibowli, Financial District, Nanakramguda, Hyderabad 500 032.
12. Members wishing to claim dividends, which has remained unclaimed, are requested to correspond with Registrar and Share Transfer Agents, Company Secretary, at the Company's registered office. Members are requested to note that dividends not claimed within seven years from the date of transfer to the Company's Unpaid Dividend Account, will, as per Section 205A of the Companies Act, 1956 (Section 124 of the Companies Act, 2013), be transferred to the Investor Education and Protection Fund.
13. With a view to using natural resources responsibly, we request shareholders to update their email address with their Depository Participants to enable the Company to send communications electronically.
14. In compliance with Section 108 of the Companies Act, 2013, Rule 20 of the Companies (Management and Administration) Rules, 2014, as substituted by the Companies (Management and Administration) Amendment, Rules 2015, and Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Company has provided a facility to the members to exercise their votes electronically through the electronic voting service facility arranged by National Securities Depository Limited. The facility for voting through ballot paper will also be made available at the AGM and members attending the AGM, who have not already cast their votes by remote e-voting shall be able to exercise their right at the AGM through ballot paper. Members who have cast their votes by remote e-voting prior to the AGM may attend the AGM but shall not be entitled to cast their votes again. The instructions for e-voting are annexed to the Notice.
15. The Annual Report 2015-16, the Notice of the 35th AGM and instructions for e-voting, along with the Attendance slip and Proxy form, are being sent by electronic mode to all members whose email addresses are registered with the Company / Depository Participant(s), unless a member has requested for a physical copy of the documents. For members who have not registered their email addresses, physical copies of the documents are being sent by the permitted mode.

16. Members may also note that the Notice of the 35th AGM and the Infosys Annual Report 2015-16 will be available on the Company's website, *www.infosys.com*. The physical copies of the documents will also be available at the Company's registered office for inspection during normal business hours on working days. Members who require communication in physical form in addition to e-communication, or have any other queries, may write to us at: *investors@infosys.com*.

17. Additional information, pursuant to Regulation 36 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, in respect of the directors seeking appointment / re-appointment at the AGM, is furnished as annexure to the Notice. The directors have furnished consent / declaration for their appointment / re-appointment as required under the Companies Act, 2013 and the Rules thereunder.

18. The Securities and Exchange Board of India (SEBI) has mandated the submission of the Permanent Account Number (PAN) by every participant in the securities market. Members holding shares in electronic form are, therefore, requested to submit their PAN to their Depository Participant(s). Members holding shares in physical form are required to submit their PAN details to the Registrar and Share Transfer Agents, Karvy Computershare Private Limited, Unit: Infosys Limited, Karvy Selenium Tower B, Plot 31-32, Gachibowli, Financial District, Nanakramguda, Hyderabad 500 032.

19. All documents referred to in the Notice will be available for inspection at the Company's registered office during normal business hours on working days up to the date of the AGM.

20. Attendance registration:

    a. Shareholders are requested to tender their attendance slips at the registration counters at the venue of the AGM and seek registration before entering the meeting hall.

    b. Alternatively, to facilitate smooth registration / entry, the Company has also provided a web check-in facility, which would help the shareholder enter the AGM hall directly without going through the registration formalities at the registration counters.

    c. The online registration facility will be available from June 15, 2016 at 9:00 a.m. IST to June 17, 2016, until 5:00 p.m. IST (i.e. during the e-voting period)

The procedure of web check-in is as follows:

a. Log in to https://karisma.karvy.com<https://karisma.karvy.com/ and click on the online registration link

b. Select the company name

c. Pass through the security credentials viz., DP ID, Client ID / Folio entry, PAN No., and 'CAPTCHA' as directed by the system and click on the submit button.

d. The system will validate the credentials. Click on the 'Generate my attendance slip' button that appears on the screen.

e. The attendance slip in PDF format will appear on the screen. Select the 'PRINT' option for direct printing or download and save for printing.

The shareholder needs to furnish the printed Attendance slip along with a valid identity proof such as the PAN card, passport, AADHAR card or driving license to enter the AGM hall.

Registered office:
Electronics City, Hosur Road
Bangalore 560 100
India

by order of the Board of Directors
for Infosys Limited



A. G. S. Manikantha
Company Secretary

April 15, 2016

Additional information on directors recommended for appointment / re-appointment as required under Regulation 36 (3) of SEBI (Listing Obligations and Disclosure requirements) Regulations, 2015



Dr. Vishal Sikka

Dr. Vishal Sikka is Chief Executive Officer and Managing Director of Infosys.

Dr. Sikka joined Infosys in 2014 to help transform the company during a time of significant change in the services industry. Since joining Infosys, Dr. Sikka has implemented a strategy of helping clients renew their existing IT landscapes, and at the same time bring breakthrough innovation non-disruptively. In addition, Dr. Sikka has created a strong focus on learning and education within Infosys and with clients.

Prior to joining Infosys, Dr. Sikka was a member of the Executive Board of SAP SE, leading all products and technologies, including all of product development, and driving innovation globally.

Dr. Sikka is the creator of 'timeless software,' a framework which articulates the principles of renewing existing processes and landscapes without disruption to customer environments. He is especially known for his championship of technology as an amplifier of human potential and his passion for applying software in purposeful ways to address some of the biggest global challenges.

Dr. Sikka received his BS in Computer Science from Syracuse University. He holds a Ph.D. in Computer Science from Stanford University.

Disclosure of relationships between directors inter-se

Nil

Listed companies (other than Infosys) in which Dr. Vishal Sikka holds directorship and committee membership:

Directorship

Nil

Chairperson of Board committees

Nil

Member of Board committees

Nil

Shareholding in the Company

10,824

Instructions for e-voting

A detailed list of instructions for e-voting is annexed to this Notice.

Route map to the venue of the AGM


Christ University Auditorium
Hosur Road,
Bangalore 560 029
Karnataka, India.
From M. G. Road
Hosur Road
Hosur Main Road
Mico
Factory
New Mico Road
Bannerghatta Main Road
Adugodi
Police Station
NIMHANS
Bangalore
Dairy
Dairy Circle Flyover
Bosch
Forum
Mall
Dairy Circle Road
Christ University
Auditorium
Koramangala
St. Anthony's
Church
St. John's
Hospital
Hosur Road
Sarjapur Road
Bannerghatta Main Road
Madiwala
From Silk Board
Outer Ring Road
Outer Ring Road
Silk Board